28 April 2008

DR PEPPER SNAPPLE GROUP RECONFIRMS LONG TERM GUIDANCE

Cadbury Schweppes announces that Dr Pepper Snapple Group, Inc. (DPSG) will be making a series of investor presentations, one in London on 28 April 2008 and one in New York City on 1 May 2008.

During these presentations, DPSG management is expected to reconfirm its long term guidance of revenue growth in the 3 to 5% range, high single-digit earnings per share growth and capital expenditures of approximately 5% of sales.

Speaking at each event will be:

Larry Young — President and CEO, DPSG
John Stewart — Chief Financial Officer, DPSG
Randy Gier — Chief Marketing Officer, DPSG

The Investor Presentation is directed at persons having professional experience in matters relating to investments.

ENDS

For further information contact:

Cadbury Schweppes plc	+44 20 7409 1313 http://www.cadburyschweppes.com
Capital Market Enquiries Sally Jones Mary Jackets Aly Noormohamed (DPSG)	+44 20 7830 5124 +1 972 673 6050
Media Enquiries Cadbury Schweppes Katie Bell	+44 20 7830 5011
The Maitland Consultancy Philip Gawith	+44 20 7379 5151